UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 8, 2012
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot mobile post Hefer
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that it is negotiating with a foreign international company that is engaged in the development and manufacture of devices used for treatment of diabetes, for the purpose of selling the intellectual property owned by Spring Health Solutions Ltd. and Spring-Set Health Solutions Ltd., fully owned subsidiaries of the Company, which covers various aspects of Spring™ Universal Infusion Set (the "Infusion Set"). The entire of the aforesaid transaction's terms have not yet been agreed upon.

As of the date of this report, the said negotiation has not yet been perfected into a binding agreement.

It is hereby clarified that the Infusion Set can be connected to all of the pumps that use a luer lock. In addition, the Company has additional products that are currently in different commercialization stages, among them a spring-based insulin pump, and that the intellectual property which relates to the aforesaid products shall remain the Company's property.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2012	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ David Schwartz and David Dana —————————————— David Schwartz, Chairman and David Dana, Chief Financial Officer